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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File Number: 000-27883

                           Immune Network Ltd.
(Translation of registrant's name into English)

1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	√	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	√

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-2244.]

Documents Included as Part of this Report

Exhibit No.	Document
13.a	Quarterly Report for Period Ended September 30, 2003 - Schedule A Unaudited Financial Statements
13.b	Quarterly Report for Period Ended September 30, 2003 - Schedule B & C Supplemental Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2003	Immune Network Ltd. (Registrant) "Allan Baines" _____________________________________ Alan Baines, President & CEO